CUSIP No. G06207115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Atlas Financial Holdings, Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G06207115
(CUSIP Number)

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 16, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Magnolia Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,160,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,160,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,160,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.97%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Ellbar Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,160,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,160,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,160,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.97%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,160,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,160,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,160,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.97%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,160,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,160,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,160,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.97%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The Schedule 13D filed with the Securities and Exchange Commission on December 10, 2012, as amended on February 15, 2013 and May 23, 2014, is hereby amended by this Amendment No. 3 as specifically set forth herein.

Item 5.                                Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended and restated to read as follows:

(a), (b)                      The aggregate percentage of Ordinary Shares reported owned by the Reporting Persons is based upon 11,638,723 Ordinary Shares outstanding as of the closing and settlement of its underwritten public offering of 2,000,000 Ordinary shares, plus an additional 161,000 Ordinary Shares pursuant to the underwriters’ over-allotment option, as announced by the Company in a press release on May 27, 2014.

As of the date hereof, MCP directly owns 1,160,000 Ordinary Shares (approximately 9.97%) of the issued and outstanding Ordinary Shares (the “MCP Shares”).

None of EPM, Mr. Heyman or Mr. Adelson directly owns any Ordinary Shares. EPM and Messrs. Heyman and Adelson are in possession of sole voting and investment power for the MCP Shares and may be deemed to indirectly beneficially own the MCP Shares. Each of EPM, Mr. Heyman and Mr. Adelson disclaims beneficial ownership of the MCP Shares.

The filing of this Schedule shall not be construed as an admission that any of the Reporting Persons is, for any purpose, the beneficial owner of Ordinary Shares held by any other Reporting Person, and each disclaims beneficial ownership of the Ordinary Shares held by the others.

(c)           Schedule A attached hereto lists all transactions in the Ordinary Shares of the Issuer by MCP during the last 60 days. All such transactions were effected in the open market.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2014

MAGNOLIA CAPITAL PARTNERS, LLC

By: Ellbar Partners Management, LLC, Manager

By: /s/ STEPHEN J HEYMAN
Stephen J. Heyman, Manager

ELLBAR PARTNERS MANAGEMENT, LLC

By: /s/ JAMES F ADELSON
James F. Adelson, Manager

/s/ STEPHEN J HEYMAN
Stephen J. Heyman

/s/ JAMES F ADELSON
James F. Adelson

Schedule A

Transactions in Ordinary Shares in the Last 60 Days

Magnolia Capital Partners, LLC
Transaction Date	Transaction Type	Number of Shares	Price Per Share
07/14/2014	Sale	4,000	14.6800
07/14/2014	Sale	3,354	14.7000
07/14/2014	Sale	3,000	14.6800
07/14/2014	Sale	2,000	14.8100
07/14/2014	Sale	618	14.7600
07/16/2014	Sale	300	14.2000
07/16/2014	Sale	26	14.2200
07/16/2014	Sale	100	14.2300
07/16/2014	Sale	115	14.2100
07/16/2014	Sale	3,930	14.3000
07/17/2014	Sale	27,222	14.1000
07/17/2014	Sale	900	14.1100
07/17/2014	Sale	396	14.1200
07/17/2014	Sale	100	14.1250
07/17/2014	Sale	318	14.1294
07/17/2014	Sale	1,100	14.1300
07/17/2014	Sale	1,618	14.1400
07/17/2014	Sale	5,200	14.1401
07/17/2014	Sale	223	14.1800
07/17/2014	Sale	100	14.1900
07/17/2014	Sale	23	14.2000
07/17/2014	Sale	400	14.2100
07/18/2014	Sale	11,149	14.1000
07/18/2014	Sale	200	14.1500
07/18/2014	Sale	721	14.1700
07/18/2014	Sale	7,552	14.2000
07/18/2014	Sale	82	14.2500
07/18/2014	Sale	600	14.4000
07/18/2014	Sale	125	14.4100
07/18/2014	Sale	8,238	14.4200
07/18/2014	Sale	1,443	14.4300
07/18/2014	Sale	20	14.4400
07/18/2014	Sale	2	14.4500
07/18/2014	Sale	20	14.4600